Exhibit 99.1

TRILLION ENERGY COMMENCES NEXT SASB WELL AND INCREASES GAS SALES

West Akcakoca-1 has now been spudded while Akcakoca-3 well commences gas sales

November 28, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that the Akcakoca-3 well is now producing at 3.3 MMcf/d into the gas sales line; and the rig has been repositioned to drill the West Akcakoca-1 well, the third operation in the Company’s 17 well SASB development program.

Initial production rates from Akcakoca-3 are 3.3 MMcf/d using a 20/64” choke and from the upper 7 metres gas sands perforated during the initial operation. 27 metres of net pay remains to be perforated at a later date in the well. Final production rates for Akcakoca-3 will be adjusted as more gas is brought into the production facility from other wells.

The Uranus drilling rig has been repositioned on the northern side of the Akcakoca Platform where both the West Akcakoca-1 and Guluc-2 wells will be drilled. These wells will be spudded a few weeks apart and completed in sequence. The order of operations is as follows:

1)	Spud West Akcakoca-1 drilling 17 ½” diameter hole to 1000 metres depth, run in and cement 13 3/8” casing (10 days time);
2)	Skid Rig and spud Guluc-2 and drill 17 ½’ diameter hole to 1000 metres depth, run in and cement 13 3/8” casing (10 days time);
3)	Drill Gulus-2 to total depth (TD), perforate, test and produce;
4)	Skid Rig back to West Akcakoca-1, drill to total depth, perforate, test and produce

The Company is drilling the 17 ½” diameter hole for both Guluc and West Akcakoca sequentially to save time and cost, as special equipment is required to be moved to and from the rig from Shore Base.

Arthur Halleran CEO of Trillion stated:

“We are very pleased South Akcakoca-2 and Akcakoca-3 are now producing gas sales revenue at $30+/mcf, which will be reinvested back into the continuing drilling program. Guluc-2 is a known gas pool previously discovered by a vertical well but never put on production. The Guluc long reach directional well we are now drilling will reach out from the production platform and bring this gas field into production”

About the Company

Trillion Energy is focused on natural gas production for Europe and Türkiye with natural gas assets in Türkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Investor Relations: 1-778-819-1585

Art Halleran: 1-250-996-4211

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.